UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Incyte Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45337C102

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

February 12, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,788,908(1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,788,908 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,788,908 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 175,000 shares of the Issuer’s common stock underlying 175,000 options.

(2) Based on 186,001,815 shares of the Issuer’s common stock outstanding as of October 23, 2015, as reported in the Issuer’s 10-Q filed on November 3, 2015.

.

CUSIP No. 45337C102	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,788,908 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,788,908 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,788,908 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 175,000 shares of the Issuer’s common stock underlying 175,000 options.

(2) Based on 186,001,815 shares of the Issuer’s common stock outstanding as of October 23, 2015, as reported in the Issuer’s 10-Q filed on November 3, 2015.

CUSIP No. 45337C102	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,896,060 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,896,060 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,896,060 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 175,000 shares of the Issuer’s common stock underlying 175,000 options.

(2) Based on 186,001,815 shares of the Issuer’s common stock outstanding as of October 23, 2015, as reported in the Issuer’s 10-Q filed on November 3, 2015.

CUSIP No. 45337C102	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,898,477 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,898,477 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,898,477 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 175,000 shares of the Issuer’s common stock underlying 175,000 options.

(2) Based on 186,001,815 shares of the Issuer’s common stock outstanding as of October 23, 2015, as reported in the Issuer’s 10-Q filed on November 3, 2015.

CUSIP No. 45337C102	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS FBB2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,110
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,110
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,110
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 186,001,815 shares of the Issuer’s common stock outstanding as of October 23, 2015, as reported in the Issuer’s 10-Q filed on November 3, 2015.

CUSIP No. 45337C102	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS FBB Associates
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 33,410
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 33,410
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN, OO

(1) Based on 186,001,815 shares of the Issuer’s common stock outstanding as of October 23, 2015, as reported in the Issuer’s 10-Q filed on November 3, 2015.

CUSIP No. 45337C102	Page 8 of 15 Pages

Amendment No. 17 to Schedule 13D

This Amendment No. 17 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB Associates (“FBB”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the amended and restated management agreements, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure regarding purchases in Item 5(c) below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 17 is being filed to report the acquisition of shares of Incyte Corporation (the “Issuer”) Common Stock reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities of the Issuer or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular persons. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, conversion of convertible notes, exercise of some or all of the Stock Options (as defined below), or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

CUSIP No. 45337C102	Page 9 of 15 Pages

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 17 are incorporated herein by reference. The calculation of beneficial ownership for purposes of this Schedule 13D does not reflect the conversion of the $259,000,000 and $274,500,000 principal amount of the 0.375% convertible senior notes due November 15, 2018 (“2018 Notes”) and 1.25% convertible senior notes due November 15, 2020 (the “2020 Notes,” and together with the 2018 Notes, the “Notes”), respectively, because the Issuer may at its option settle a conversion request in either cash or shares of Common Stock.

Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds as well as shares of Common Stock of the Issuer that may be acquired upon conversion of 2018 Notes and 2020 Notes at a presently applicable conversion price of $51.758 and $51.758, respectively, by the Funds notwithstanding the ability of the Issuer to settle the Notes, at its option, in cash or shares of the Issuer’s Common Stock.

Holder	Shares of Common Stock	Common Stock Underlying 2018 Notes	Common Stock Underlying 2020 Notes
667, L.P.	3,198,347	483,017	483,017
Baker Brothers Life Sciences, L.P.	18,902,541	4,411,415	4,703,621
14159, L.P.	457,491	109,626	116,890

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Each of the Adviser, the Adviser GP, Felix J. Baker and Julian C. Baker disclaims beneficial ownership of the securities held by each of the Funds, and this Amendment No. 17 shall not be deemed an admission that any of the Adviser, the Adviser GP, Felix J. Baker or Julian C. Baker is the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and the sole managers of FBB2, and as such may be deemed to be beneficial owners of securities owned by FBB and FBB2 and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

On December 31, 2015 Julian C. Baker received 175 shares of Common Stock in lieu of quarterly cash director’s compensation. Julian C. Baker is a Director of the Issuer. In connection with his service on the Issuer’s Board, Julian C. Baker holds options to purchase Common Stock of the Issuer (“Stock Options”), Common Stock and Common Stock received from the exercise of Stock Options as disclosed in previous amendments to this Schedule 13D.

CUSIP No. 45337C102	Page 10 of 15 Pages

Julian C. Baker serves on the Issuer’s Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit employees or principals of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Julian C. Baker has no pecuniary interest in the Stock Options, Common Stock or Common Stock received from the exercise of Stock Options received as directors’ compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as directors’ compensation.

The Adviser has voting and investment power over the Stock Options, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Julian C. Baker received as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as principals of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Julian C. Baker received as directors compensation.

(c) The following transactions in Common Stock were effected by the Funds noted below during the sixty days preceding the filing of this statement using working capital of the applicable purchasing Fund. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past sixty days.

CUSIP No. 45337C102	Page 11 of 15 Pages

Name	Date	Number of Shares	Transaction	Price/ Share	Footnotes
667, L.P.	2/11/2016	25,869	Purchase	64.4617	1
Baker Brothers Life Sciences, L.P.	2/11/2016	235,734	Purchase	64.4617	1
667, L.P.	2/11/2016	19,383	Purchase	63.3714	2
Baker Brothers Life Sciences, L.P.	2/11/2016	176,647	Purchase	63.3714	2
667, L.P.	2/11/2016	31,795	Purchase	62.5597	3
Baker Brothers Life Sciences, L.P.	2/11/2016	289,755	Purchase	62.5597	3
667, L.P.	2/11/2016	12,459	Purchase	61.3978	4
Baker Brothers Life Sciences, L.P.	2/11/2016	113,546	Purchase	61.3978	4
667, L.P.	2/11/2016	7,166	Purchase	60.3977	5
Baker Brothers Life Sciences, L.P.	2/11/2016	65,309	Purchase	60.3977	5
667, L.P.	2/11/2016	12,609	Purchase	59.0083	6
Baker Brothers Life Sciences, L.P.	2/11/2016	114,908	Purchase	59.0083	6
667, L.P.	2/11/2016	15,010	Purchase	58.1326	7
Baker Brothers Life Sciences, L.P.	2/11/2016	136,793	Purchase	58.1326	7
667, L.P.	2/11/2016	6,349	Purchase	61.7307	8
Baker Brothers Life Sciences, L.P.	2/11/2016	57,865	Purchase	61.7307	8
667, L.P.	2/11/2016	761	Purchase	60.8474	9
Baker Brothers Life Sciences, L.P.	2/11/2016	6,939	Purchase	60.8474	9
667, L.P.	2/12/2016	7,999	Purchase	67.6833	10
Baker Brothers Life Sciences, L.P.	2/12/2016	72,894	Purchase	67.6833	10
667, L.P.	2/12/2016	5,379	Purchase	66.6821	11
Baker Brothers Life Sciences, L.P.	2/12/2016	49,021	Purchase	66.6821	11
667, L.P.	2/12/2016	59,401	Purchase	65.8033	12
Baker Brothers Life Sciences, L.P.	2/12/2016	541,340	Purchase	65.8033	12
667, L.P.	2/12/2016	18,441	Purchase	64.8737	13
Baker Brothers Life Sciences, L.P.	2/12/2016	168,055	Purchase	64.8737	13
667, L.P.	2/12/2016	4,183	Purchase	63.9753	14
Baker Brothers Life Sciences, L.P.	2/12/2016	38,117	Purchase	63.9753	14
667, L.P.	2/12/2016	16,450	Purchase	67.9437	15
Baker Brothers Life Sciences, L.P.	2/12/2016	149,927	Purchase	67.9437	15
667, L.P.	2/16/2016	43,178	Purchase	71.1041	16
Baker Brothers Life Sciences, L.P.	2/16/2016	397,079	Purchase	71.1041	16
667, L.P.	2/16/2016	13,490	Purchase	70.2115	17
Baker Brothers Life Sciences, L.P.	2/16/2016	124,057	Purchase	70.2115	17
667, L.P.	2/16/2016	7,326	Purchase	69.5371	18
Baker Brothers Life Sciences, L.P.	2/16/2016	67,373	Purchase	69.5371	18
667, L.P.	2/16/2016	897	Purchase	70.8602	19
Baker Brothers Life Sciences, L.P.	2/16/2016	8,250	Purchase	70.8602	19
667, L.P.	2/16/2016	1,651	Purchase	69.4503	20
Baker Brothers Life Sciences, L.P.	2/16/2016	15,187	Purchase	69.4503	20

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $64.03 to $65.02. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $62.78 to $63.75. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $61.80 to $62.75. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

CUSIP No. 45337C102	Page 12 of 15 Pages

(4)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $60.77 to $61.75. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $59.68 to $60.65. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $58.62 to $59.61. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $57.85 to $58.61. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $60.98 to $61.96. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $60.79 to $60.94. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $67.21 to $68.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $66.48 to $67.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $65.31 to $66.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(13)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $64.03 to $65.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

CUSIP No. 45337C102	Page 13 of 15 Pages

(14)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $63.82 to $64.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(15)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $67.67 to $68.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(16)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $70.70 to $71.65. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(17)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $69.66 to $70.65. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(18)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $69.21 to $69.65. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(19)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $70.31 to $71.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(20)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $69.22 to $69.94. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

CUSIP No. 45337C102	Page 14 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

On February 12, 2016, in connection with the Offering, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Funds. Under the Registration Rights Agreement, the Issuer agreed that, if at any time and from time to time after February 12, 2016, the Funds demand that the Issuer register their shares of Common Stock for resale under the Securities Act of 1933, as amended, the Issuer would be obligated to effect such registration. The Issuer’s registration obligations under the Registration Rights Agreement cover all shares of Common Stock now held or later acquired by the Funds (including shares acquired in the Offering), will continue in effect for up to ten years, and include the Issuer’s obligation to facilitate certain underwritten public offerings of Common Stock by the Funds in the future. The Issuer will bear all expenses incurred by it in effecting any registration pursuant to the Registration Rights Agreement as well as the legal expenses of the Funds of up to $50,000 per underwritten public offering effected pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Registration Rights Agreement, dated February 12, 2016, by and between Incyte Corporation, 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P.(incorporated by reference to Exhibit 10.28 to the Issuer’s Current Report on Form 10-K, filed with the SEC on February 12, 2016).

CUSIP No. 45337C102	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

FBB2, LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager